UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F      ☒ Form 40-F

Explanatory Note

The information contained in this Form 6-K, including Exhibit 10.1 attached hereto, is also being filed concurrently on SEDAR+ in Canada.

Acquisition of 100% Ownership of La Preciosa Project

On August 25, 2025, Avino Silver & Gold Mines Ltd. (the “Company ) announced it had acquired 100% ownership of its La Preciosa project (“La Preciosa”) by purchasing and extinguishing all of the outstanding royalties and contingent payment obligations (the “La Preciosa Obligations”), currently held by Deterra Royalties Limited (ASX: DRR) (“Deterra”) (collectively, the “Acquisition”) pursuant to the terms set forth in the Termination, Release and Payment Agreement dated August 23, 2025 by and among the Company, TRR Services UK Limited; Trident Royalties Limited, and Proyectos Mineros La Preciousa S.A. DE C.V. (the “Agreement”).

The La Preciosa Obligations comprised of: (i) a cash payment of US$8.75 million, to be paid no later than 12 months after initial production at La Preciosa (the “Contingent Production Payment”); (ii) a 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value returns royalty on all other areas of La Preciosa; and (iii) a payment of US$0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of US$50 million, with any such payments to be credited against any existing or future payments owing on the gross value returns royalty.

The Company acquired the La Preciosa Obligations from Deterra for immediate cash consideration of US$13.25 million (the “Upfront Payment”), plus an additional US$8.75 million in cash payable on the one-year anniversary of the closing of the Transaction (the “Deferred Payment”). The Upfront Payment was funded with Avino’s existing cash on hand, which was approximately US$48 million, immediately prior to the Acquisition. The Deferred Payment was structured to substantially mirror the pre-existing Contingent Production Payment which the Company expects to pay by the end of 2026, given that initial production at La Preciosa is targeted in late 2025. As such, the Company believes the net cash investment for the purchase and extinguishment of the La Preciosa Obligations to be the Upfront Payment, with the Contingent Production Payment already considered in the Company’s capital allocation for the coming years. The Deferred Payment is expected to be funded with cash on hand.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The information set forth in this report on Form 6-K regarding the Agreement, including the Exhibit 10.1, is hereby incorporated by reference into the Registration Statement on Form F-10 (File number 333-287246) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits

Exhibit Number	Description of Exhibit

#10.1	Termination, Release and Payment Agreement dated August 23, 2025

# Certain confidential portions of this Exhibit were omitted by means of marking such portions with an asterisk (the Mark) because the identified confidential portions (i) are not material and (ii) are of the type that the Registrant treats as private and confidential.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: August 29, 2025	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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